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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                                       *

                                JENNY CRAIG, INC.
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                                (Name of Issuer)

                 COMMON STOCK, PAR VALUE $0.000000005 PER SHARE
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                         (Title of Class of Securities)

                                   22406 10 2
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                                 (CUSIP Number)

                                  SIDNEY CRAIG
                            11355 N. TORREY PINES RD.
                           LA JOLLA, CALIFORNIA 92037
                                 (858) 812-7000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 11, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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        The statement on Schedule 13D filed on February 22, 1996 (the "Initial
Filing"), relating to the Common Stock, $.000000005 par value per share, CUSIP Number 22406102 ("Issuer Common Stock"), of Jenny Craig, Inc., a Delaware corporation ("Issuer"), and filed by Sidney Craig, Jenny Craig, Craig Enterprises, Inc., a Delaware corporation ("CEI"), SJF Enterprises, Inc., a Delaware corporation, and DA Holdings, Inc., a California corporation (collectively, the "Filing Persons"), as amended by Amendment No. 1 to the Initial Filing filed on March 21, 1996 and Amendment No. 2 to the Initial Filing filed on June 5, 2000, is hereby amended. In this Amendment, the undersigned supplement the text of Items 3, 4, 6 and 7.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.        PURPOSE OF TRANSACTION

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               On August 11, 2000, CEI delivered to Issuer a letter dated August 11, 2000 addressed to the Board of Directors of Issuer (the "Withdrawal Letter") in which CEI withdrew the proposal set forth in its letter dated June 2, 2000 to acquire, through SJF, all of the outstanding shares of Issuer Common Stock not already owned directly or indirectly by SJF for a cash price of $3.75 per share.

               Neither CEI nor any of the other Filing Persons have any current plans to acquire any additional securities of Issuer or to dispose of any securities of Issuer which they currently own or that would result in any of the other transactions or changes with respect to Issuer which are enumerated in Items 4(a) through 4(j) of Schedule 13D. However, CEI and the other Filing Persons are not precluded from formulating plans and taking actions in these regards in their discretion.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 3. Joint Reporting Agreement dated as of September 7, 2000 among the Filing Persons with respect to filing of this Amendment No. 3 to
Schedule 13D (filed as an exhibit hereto).

               Exhibit 4. Withdrawal Letter dated August 11, 2000 from CEI to the Board of Directors of Issuer.





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     September 7, 2000                  /s/ Sidney Craig
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          Date                          SIDNEY CRAIG




                                        /s/ Jenny Craig
                                        -------------------------------
                                        JENNY CRAIG




                                        CRAIG ENTERPRISES, INC.


                                        By:  /s/ Sidney Craig
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                                                Sidney Craig, Chairman




                                        SJF ENTERPRISES, INC.


                                        By:  /s/ Sidney Craig
                                            ---------------------------
                                                Sidney Craig, Chairman




                                        DA HOLDINGS, INC.


                                        By:  /s/ Sidney Craig
                                            ---------------------------
                                                Sidney Craig, Chairman